Filed Pursuant To Rule 433
Registration No. 333-167132
August 27, 2010

What are SPDR® Gold Shares?
• Launched in November 2004, SPDR® Gold Shares (ticker: GLD) was the first US listed commodity ETF. • SPDR® Gold Shares was the first US listed gold ETF physically backed by gold and one of the fastest growing ETFs in history, reaching more than $1 billion in assets in its first three trading days.
• SPDR Gold Shares (GLD) features a strong combination of partners:
— GLD is sponsored by The World Gold Trust Services LLC — a subsidiary of the World Gold Council. — State Street Global Advisors, which helped launch the ETF industry in 1993, is the marketing agent for the SPDR Gold Trust. — The Bank of New York Mellon is the trustee. — HSBC Bank USA serves as custodian.

What are SPDR® Gold Shares? Each share represents a fractional, undivided interest in a trust, the primary asset of which is allocated (or secured) gold. — Initial price of 1 share of GLD in November 2004 = price of 1/10th ounce of gold bullion. — Designed to track the price of gold, net of Trust expenses. The Trust’s assets consist primarily of allocated London Good Delivery 400oz bars Custody provided by HSBC Bank USA
— The global parent of HSBC Bank USA is HSBC Holdings plc, one of the largest banking and financial services organizations in the world.

SPDR® Gold Shares — The Leader in Gold ETFs A Leader in Assets — GLD is the second largest ETF in the world, with over $52 billion in assets.* — GLD has 15 times the assets of the second largest gold ETF, the $3.4 billion iShares COMEX® Gold Trust (IAU). — Year-to-date, GLD has had net flows of $7.682 billion. A Leader in Liquidity — GLD is the most liquid gold ETF in terms of trading volume, trading $1.9 billion in average daily dollar volume.* — GLD trades approximately 60 times IAU’s average daily dollar volume. IAU trades on average $31 million per day. — GLD trades 17 million shares per day on average, compared to IAU’s 2.6 million average daily share volume. GLD trades 6.5 times as many shares per day. * Average volume from 1/1/10 through 6/30/10. Source: SSgA Strategy and Research, NYSE Arcavision ** Source: NYSE Arcavision

Key Differences between GLD and IAU • GLD is the clear leader in assets and trading volume.
SPDR® Gold Shares iShares COMEX Gold Trust (IAU) (GLD) Benchmark London PM Spot Price of Gold COMEX Spot Month Settlement Price Inception Date 11/18/2004 1/28/2005 Assets in Trust ($ millions) $52,797.0 $3,432.5 Average Daily Trading 15,092,568 2,530,720 Volume Average Daily Dollar Volume $1,836,463,674 $30,798,862 Expenses 0.40% 0.25%

- Because IAU’s share price is approximately one-tenth of GLD’s, any investment in IAU involves purchasing ten times the number of shares— which can increase the impact of per-share commissions and bid/ask spreads.
- When considering ETF costs, investors should consider total costs— commissions, bid/ask spreads, and expense ratios.
- ETFs with higher liquidity can often be less expensive to trade than a less liquid ETF with a lower expense ratio.
- Investors should consider not only the trading costs to purchase an ETF, but also the costs to sell the ETF.
* Includes bid/ask spread and commissions per share

GLD vs. IAU Trading Illustration An illustration of the total costs involved with trading SPDR Gold Shares (GLD) vs. the iShares Comex Gold Trust (IAU). The illustration assumes a $250,000 investment at the closing price on June 30, 2010. Because the IAU trade involved ten times as many shares, the per-share trading costs (bid/ask spread plus an assumed 2 cent per share commission cost) are ten times higher for IAU. Trade Amount $250,000 GLD IAU 6/30/10 Closing Price $121.27 $12.14 Shares Purchased 2,061.52 20,593.08 Bid/Ask Spread $0.01 $0.01
Commission Costs/Share $0.02 $0.02 Total Transaction Costs ($)* $61.85 $617.79
Total Transaction Costs (% of investment)* 0.02% 0.25% Expense Ratio (1 year holding period %) 0.40% 0.25% Expense Ratio (1 year holding period $) $1,000.00 $625.00 Total Costs ($) $1,061.85 $1,242.79 Total Costs (%) 0.42% 0.50%
* Includes bid/ask spread and commissions per share

Important Disclosures
FOR INVESTMENT PROFESSIONAL USE ONLY. Not for use with the public. Important Information Relating to SPDR Gold Shares Trust: The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investor’s rights may be found in GLD’s prospectus. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111. 866.320.4053. www.spdrgoldshares.com. Not FDIC Insured — No Bank Guarantee — May Lose Value SR-0847 Exp. Date: 12/31/2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.